Tenaris S.A.
Société Anonyme Holding
46a, Avenue John F. Kennedy
L — 1855 LUXEMBOURG
R.C.S. Luxembourg B-85.203

October 1, 2010
Mr. Terence O’ Brien,
Division of Corporation Finance,
Securities and Exchange Commission,
100 F. Street, N.E.,
Washington, D.C. 20549-4631.

Re:	Tenaris S.A.
Form 20-F for the Fiscal Year Ended December 31, 2009
Filed June 30, 2010
File No. 1-31518
Dear Mr. O’ Brien:
Set out below are the responses of Tenaris S.A. (“Tenaris” or the “Company”), to the comments of the Staff of the United States Securities and Exchange Commission (the “Staff”) set forth in its letter dated September 7, 2010, to Mr. Ricardo Soler, the Company’s Chief Financial Officer (the “Comment Letter”).
The responses below are keyed to the headings indicated in the Staff’s comments and are designated with the letter “R” below the comment number. The comments themselves are set forth in boldface type. Unless otherwise indicated, all page references are to the corresponding page in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2009 (the “Form 20-F”).
1.
In future filings, please disclose the factors used to identify your reportable segments, including whether you are aggregating any operating segments. Please refer to paragraphs 21(a) and 22(a) of IFRS 8 for guidance.

R:
The Company acknowledges the Staff’s comment and confirms that in future filings it will disclose the factors used to identify its reportable segments, including whether it is aggregating any operating segments.

2.
In future filings, please provide investors with a more comprehensive understanding as to your accounting policy for reporting foreign currency transactions in the functional currency in subsequent reporting periods to the initial transaction distinguishing between monetary and non-monetary transactions. Please refer to paragraphs 16-34 of IAS 21 for guidance. Please provide us with the disclosure you intend to include in future filings.

R:
The Company acknowledges the Staff’s comment. The following is the disclosure relating to its accounting policy for reporting foreign currency transactions that the Company would have provided in the Form 20-F and that it proposes to be the basis for the disclosure in future filings:

Transactions in currencies other than the functional currency
Transactions in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the date of the transactions or valuation where items are re-measured.
At the end of each reporting period: (i) monetary items denominated in currencies other than the functional currency are translated using the closing rates; (ii) non-monetary items that are measured in terms of historical cost in a currency other than the functional currency are translated using the exchange rates prevailing at the date of the transactions; and (iii) non-monetary items that are measured at fair value in a currency other than the functional currency are translated using the exchange rates prevailing at the date when the fair value was determined.
Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than the functional currency are recorded as gains and losses from foreign exchange and included in “Other financial results” in the Consolidated Income Statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges. Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the “fair value gain or loss,” while translation differences on non-monetary financial assets such as equities classified as available for sale are included in the “available for sale reserve” in equity. Tenaris had no such assets or liabilities for any of the periods presented.
3.
Please confirm to us that you review the depreciation methods applied to your property, plant and equipment in addition to the residual values and useful lives at the end of each financial year-end. Please also revise your accounting policy disclosure in future filings to clarify this point. Please refer to paragraph 61 of IAS 16 for guidance.

R:
The Company confirms to the Staff that it reviews the depreciation methods applied to its property, plant and equipment in addition to the residual values and useful lives at the end of each financial year. The Company confirms that in future filings it will revise its accounting policy disclosures to clarify this point.

4.
We note that long-lived assets with finite useful lives represent a significant portion of your total assets (i.e., 37.3%). As such, please revise your disclosures to provide investors with a more comprehensive understanding as to how these assets are reviewed in each reporting period, including how you determine the impairment charge, if any. Specifically, please address each of the following:

•
Explain the level at which you review these assets for indications of impairment. For example, if you review all finite-lived long-lived assets at the individual asset level, please disclose this fact. If you review these assets at the cash-generating unit (CGU) level, please disclose this fact along with an explanation as to what the cash-generating units represent. If your CGUs vary, please provide an explanation as to the factors and circumstances management considered when identifying the CGUs. If you review your finite-lived long-lived asset at both the individual asset level and the CGU level, please explain to investors the facts and circumstances that result in the differing levels of review. Refer to paragraphs 65-79 of IAS 36 for guidance.

•
Discuss all of the material asset-specific / CGU-specific facts and circumstances considered when you assess whether there is an indicator that an impairment may exist. Refer to paragraphs 12-14 of IAS 36 for guidance.

•
For those individual assets or CGUs tested for impairment during any of the periods presented, provide a detailed discussion as to how you estimated the recoverable amount, specifically stating whether you estimated the fair value less cost, to sell or the value in use or both, along with the material estimates and assumptions made. Refer to paragraphs 18-57 and 74-79 of IAS 36 for guidance.

•
To the extent that it is reasonably possible a future impairment charge could be recognized, discuss the facts and circumstances that could lead to additional impairment charges. To the contrary, please also discuss the facts and circumstances that would lead to a reversal of impairment charges previously recognized. To the extent material, please disclose the cumulative amount of impairment charges recognized as of the end of the most recently presented balance sheet that are subject to reversal.

Please provide us with the disclosures that you would have provided in the 2009 20-F that addresses the bullet points above and will be the basis for future disclosures.
R:
The Company acknowledges the Staff’s comment and confirms to the Staff that in future filings it will revise its disclosures to provide investors with a more comprehensive understanding as to how finite long-lived assets are reviewed in each reporting period, including how impairment charges, if any, are determined.

The Company respectfully directs the Staff’s attention to note 5 “Other operating items – Impairment charge” in page F-30 in the Form 20-F, for the discussion of the material estimates and assumptions made for purposes of its impairment testing and for the discussion of facts and circumstances that could lead to additional impairment charges.

The following is the disclosure the Company would have provided in the Form 20-F in this respect and that it proposes to be the basis for disclosure in future filings:
G	Impairment of non financial assets
All long-lived assets including identifiable intangible assets and goodwill are reviewed for impairment at the cash generating unit (CGU) level, which represents a subsidiary or group of subsidiaries for which separately identifiable cash flows exist.
Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the balance sheet carrying amount may not be recoverable. In assessing whether there is any indication that a CGU may be impaired, external and internal sources of information are analyzed. Material facts and circumstances specifically considered usually include the discount rate used in Tenaris’s cash flow projections and the business condition in terms of competitive and economic factors, including the cost of raw materials, the evolution of oil and gas prices, the conditions of the competitive environment, the capital expenditure programs of our clients and the evolution of the rig count.
Intangible assets with indefinite useful life, including goodwill, are subject to at least an annual impairment test.
The recoverable amount is the higher of an asset’s value in use and fair value less costs to sell.

When Tenaris evaluates CGU’s for potential impairment, it estimates the recoverable amount based on the value in use of the corresponding CGU. The value in use of each CGU is determined on the basis of the present value of net future cash flows which would be generated by such CGU. Tenaris uses cash flow projections for a five year period with a terminal value calculated based on perpetuity and appropriate discount rates.
When the value in use of the corresponding CGU is lower than the carrying amount, the recoverable amount is estimated based on the fair value less costs to sell. For purposes of calculating the fair value less costs to sell Tenaris uses the estimated value of future cash flows that a market participant could generate from the corresponding CGU. Tenaris uses cash flow projections for a five year period with a terminal value calculated based on perpetuity and appropriate discount rates.
Management judgment is required to estimate discounted future cash flows. Actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using discounting techniques.
In 2009 and 2007, none of the Company’s CGUs were tested for impairment of long-lived assets with finite useful lives, as no impairment indicators were identified. In 2008, Tenaris identified the presence of impairment indicators in certain CGUs and, accordingly, carried out impairment tests (please see note 5 “Other operating items – Impairment charge”).
In addition, the following is the disclosure the Company would have provided in its note 5 of the Form 20-F in respect of the cumulative amount of impairment charges recognized at the end of the most recently presented balance sheet subject to reversal and the facts and circumstances that would lead to their reversal, which the Company proposes to be the basis for disclosure in future filings:
5	Other operating items – Impairment charge
[...]
The main factors that could result in additional impairment charges in future periods in connection with the Company’s continuing operations would be an increase in the discount rate used in the Company’s cash flow projections and a deterioration of the business, competitive and economic factors discussed in 2008, including the cost of raw materials, the evolution of oil and gas prices, the conditions of the competitive environment, the capital expenditure programs of our clients and the evolution of the rig count.
As of December 31, 2009, the cumulative amount of recognized impairment charges that are subject to reversal is $73.4 million, which corresponds to Customer Relationships recognized in the acquisition of Prudential (Canada) in 2006. A reversal of these impairment charges would be led by the reversal of the same factors that triggered the impairment (as applied to the Canadian market), such as a decrease in the discount rate or an improvement in the business, competitive and economic factors discussed above.
5.
We note that goodwill as of December 31, 2009 is 13.4% of total assets and 18.6% of total equity. In future filings, please provide investors with a more comprehensive explanation of the CGU level at which goodwill has been allocated. Please also confirm that this is the same level at which management is monitoring goodwill. Please refer to paragraph 80-85 of IAS 36 and paragraph 9 of IFRS 8. Please also disclose the total number of CGUs with goodwill assigned by reportable segment.

R:
The Company acknowledges the Staff’s comment and confirms that in future filings it will provide investors with a more comprehensive explanation of the CGU level at which goodwill has been allocated. In determining whether or not goodwill is impaired, management performs the evaluation at the CGU level. The Company respectfully directs the Staff to the Company’s response to comment 12 for a disclosure of the total number of CGUs with goodwill assigned by reportable segment.

6.
In future filings, please disclose the number of authorized shares for each period presented either in the statement of financial position, the statement of changes in equity, or in the footnotes. Please refer to paragraph 79(a)(i) of IAS 1 for guidance.

R:
The Company acknowledges the Staff’s comment and confirms that in future filings it will disclose in its financial statements (either in the statement of financial position, the statement of changes in equity, or in the footnotes) its number of authorized shares for each period presented. The Company supplementary directs the Staff’s attention to page 81 of the Form 20-F, where it discloses its number of authorized shares for each period presented.

7.
In future filings, please include your accounting policy for unrecognized deferred tax assets and the recognition of deferred taxes as it relates to your investment in Ternium. Please refer to paragraphs 37-45 or IAS 12 for guidance. To the extent applicable, please also provide the corresponding disclosures required by paragraph 81(f) of IAS 12 in your footnote disclosure.

R:
The Company acknowledges the Staff’s comment and confirms that in future filings it will include its accounting policy for unrecognized deferred tax assets and, to the extent material, it will provide the corresponding disclosures required by paragraph 81(f) of IAS 12 in its footnote disclosure.

The Company respectfully informs the Staff that it has not included any specific accounting policy for the recognition of deferred taxes associated with its investment in Ternium as its accounting policy with respect to such temporary differences does not differ from the policy adopted for other temporary differences relating to other assets. The Company further advises the Staff that it has not recognized any deferred taxes associated with its investment in Ternium as the investment is held directly by Tenaris, which is a Luxembourg holding company subject to the preferential treatment of the Law of 31 July, 1929 and, accordingly, was tax exempt in Luxembourg as of December 31, 2009.

The Company supplementary informs the Staff that any subsequent dividends to be received from Ternium in the foreseeable future should continue to be exempt from Luxembourg income tax. As a result, in the absence of any temporary difference associated with the investment in Ternium for which deferred tax has not been recognized, the corresponding disclosures required by paragraph 81(f) of IAS 12 would not apply. The Company respectfully directs the Staff’s attention to the Company’s answer to comment 13 for more information on the termination of the 1929 holding company regime.

8.
We note your statement that you calculate the present value of the defined benefit pension obligation at least annually. Please confirm to us that this evaluation was performed as of December 31, 2009, or that you updated the results of the valuation for any material transaction and other material changes in circumstances through the end of the reporting period. Please also revise your disclosures in future filings accordingly. Please refer to paragraphs 56-57 of IAS 19 for guidance.

R:
The Company respectfully confirms to the Staff that it has calculated the present value of its defined benefit pension obligation as of December 31, 2009. In future filings, the Company will indicate that the present value of the defined benefit pension obligation is calculated as of the end of each reporting period.

9.	In future filings, please disclose your accounting policy for the employee retention and long term incentive program. Please refer to paragraphs 30-33 of IFRS 2 for guidance.
R:
In response to the Staff’s comment, the Company advises the Staff that its long term incentive program (which has a total liability amount of $19.6 million as of December 31, 2009), is not measured under the provisions of IFRS 2 because the cash payment of the benefit is tied to the book value of the shares, and not to their market value. The Company’s long-term incentive program is a long term benefit plan as classified in IAS 19. In future filings, the Company will disclose the accounting treatment of this program.

10.
We note that delivery may include delivery to a storage facility located at one of your subsidiaries. In future filings, please revise your accounting policy to clarify that you do not retain continuing managerial involvement or effective control over the products, especially as it relates to bill and hold arrangements. Please refer to paragraph 14(b) of IAS 18. Please disclose the percentage of net sales that were generated from bill and hold arrangements for each period presented. Please also revise your accounting policy as it relates to the bill and hold arrangements to clarify that revenue is recognized only to the extent (a) it is probable delivery will be made; (b) the products have been specifically identified and are ready for delivery; (c) the sales contract specifically acknowledges the deferred delivery instructions; and (d) the usual payment terms apply. Please refer to Appendix A of IAS 18 for additional guidance. Please disclose your historical experience with bill and hold arrangements. This disclosure will better allow investors to understand the risks associated with revenues that have been recognized. Please provide us with the disclosure you intend to include in future filings.

R:
In response to the Staff’s comment, the Company advises the Staff that the percentage of total sales that were generated from bill and hold arrangements for products located in the Company’s storage facilities that had not been shipped to its customers amounted to 0.7%, 1.7% and 3.7% as of December 31, 2009, 2008 and 2007, respectively. The Company supplementary advises the Staff that during the periods presented in the Form 20-F through the date hereof, the Company has not experienced any material claims requesting the cancellation of bill and hold transactions.

The following is the disclosure the Company would have provided in the Form 20-F and that it proposes to be the basis for disclosure in future filings:

Accounting policies - Revenue recognition
Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of Tenaris’ activities. Revenue is shown net of value-added tax, returns, rebates and discounts and after eliminating sales within the group.
Tenaris’ products and services are sold based upon purchase orders, contracts or upon other persuasive evidence of an arrangement with customers, including that the sales price is known or determinable. Sales are recognized as revenue upon delivery, when neither continuing managerial involvement nor effective control over the products is retained by Tenaris and when collection is reasonably assured. Delivery is defined by the transfer of risk, provision of sales contracts and may include delivery to a storage facility located at one of the Company’s subsidiaries. For bill and hold transactions revenue is recognized only to the extent (a) it is probable delivery will be made; (b) the products have been specifically identified and are ready for delivery; (c) the sales contract specifically acknowledges the deferred delivery instructions; (d) the usual payment terms apply.
The percentage of total sales that were generated from bill and hold arrangements for products located in Tenaris’s storage facilities that have not been shipped to customers amounted to 0.7%, 1.7% and 3.7% as of December 31, 2009, 2008 and 2007, respectively. The Company has not experienced any material claims requesting the cancellation of bill and hold transactions.
11.
In future filings, please expand your discussion of your foreign exchange risk and interest rate risk to provide investors with more company-specific and risk-specific disclosures as required by paragraph 40 of IFRS 7. Specifically:

•
Foreign exchange risk: Discuss each material foreign currency separately and specify exactly how a change in the foreign currency as compared to the Brazilian Real would impact your consolidated financial statements. Please also provide an explanation as to the factors impacting the sensitivity to pre-tax gain/loss versus equity, including how your hedging instruments are affecting the sensitivity analysis.

•
Interest rate risk: Explain how your financial assets and liabilities, including hedging instruments, are affecting the sensitivity analyses presented. Also address whether pre-tax income/loss and equity are more sensitive to increases or decreases in interest rates and why.

Please refer to paragraph, IG32-IG36 of IFRS 7 for additional guidance
R:
The Company acknowledges the Staff’s comment and confirms to the Staff that in future filings it will expand its discussion of its foreign exchange and interest rate risks as required by paragraph 40 of IFRS 7. Specifically, the Company confirms that, in future filings:

•
If material, it will discuss each foreign currency separately and specify exactly how a change in the foreign currency as compared to the Brazilian Real and / or other significant foreign currency would impact the consolidated financial statements, and it will also provide an explanation as to the factors impacting the sensitivity to pre-tax gain/loss versus equity, including how any hedging instruments affects the sensitivity analysis presented; and

•
If material, it will explain how its financial assets and liabilities, including hedging instruments, affects the sensitivity analyses presented, and will also address whether pre-tax income/loss and equity are more sensitive to increases or decreases in interest rates and why.

12.
In future filings, please provide the disclosures required by paragraph 134 of IAS 36 for each of your CGUs that have been allocated a significant amount of goodwill in comparison to the total carrying amount of goodwill. If you have determined that none of your CGUs have been allocated a significant amount of goodwill in comparison to the total carrying amount of goodwill, please provide the disclosure required by paragraph 135 of IAS 36 to the extent appropriate. Please provide us with the disclosures that you would have provided in the 2009 20-F and will be the basis for future disclosures.

R:
The Company acknowledges the Staff’s comment and confirms that in future filings it will provide the disclosures required for each of its CGUs that has been allocated a significant amount of goodwill in comparison to the total carrying amount of goodwill.

The Company respectfully directs the Staff to the Company’s response to comment 4 and also to note 5 “Other operating items – Impairment charge” in page F-30 in the Form 20-F for a disclosure of how the Company determines the recoverable amount along with the material estimates and assumptions made and how the analysis of a reasonably possible change.

The following is the disclosure that the Company would have provided in the Form 20-F, which the Company proposes to be the basis for disclosure in future filings:

Accounting policies — F Intangible assets — (1) Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of Tenaris’s share of net identifiable assets acquired as part of business combinations determined mainly by independent valuations. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Goodwill is included on the Consolidated Statement of Financial Position under Intangible assets, net.

Goodwill is allocated to cash-generating units (“CGU’s”) for the purpose of impairment testing, which represents a subsidiary or group of subsidiaries that are expected to benefit from the business combination which generated the goodwill being tested. The amount of goodwill allocated by CGU, as of December 31, 2009, was as follows:

All amounts in million $
As of December 31,2009	Tubes Segment			Other Segment
CGU	Maverick Acquisition	Hydril Acquisition	Other	Maverick Acquisition	Total
OCTG (USA and Colombia)	721.5				721.5
Tamsa (Hydril and other)		345.9	19.4		365.3
Siderca (Hydril and other)		265.0	93.3		358.3
Hydril		309.0			309.0
Electric Conduits				45.8	45.8
Coiled Tubing	4.0				4.0
Other			0.8		0.8

Total	725.5	919.9	113.5	45.8	1,804.7

13.
In future filings, please disclose the impact the termination of the 1929 holding company regime is expected to have once the current exemption expires in December 31, 2010. Please, refer to paragraph 81 (d) of IAS 12 for guidance. Please provide us with the disclosure you intend to include in future filings.

R:
In response to the Staff’s comment, the Company respectfully provides to the Staff the disclosure it proposes to include in this respect in any filings on or after January 1st, 2011 (on the assumption that there is no change in the Luxembourg law currently applicable or in the Luxembourg’s authorities current interpretation thereof):

The Company was established as a sociètè anonyme holding under Luxembourg’s 1929 holding company regime and the billionaire provisions relating thereto. 1929 holding companies are exempt from Luxembourg corporate and withholding tax over dividends distributed to holders of shares and ADSs. These benefits terminated effective December 31, 2010. On January 1st, 2011, the Company became an ordinary public limited liability company (sociètè anonyme) and, effective as from that date, the Company is currently subject to all applicable Luxembourg taxes, including, among others, corporate income tax on its worldwide income, and its dividend distributions will generally be subject to Luxembourg withholding tax. However, dividends from high income tax subsidiaries continue to be tax-exempt under Luxembourg’s participation exemption.

At its August 4th, 2010 meeting, the Company’s board of directors approved a multi-step corporate reorganization plan pursuant to which all of the Company’s assets and liabilities were contributed to a wholly-owned Luxembourg subsidiary and holdings in certain subsidiaries were restructured. Following the completion of the reorganization on [date], 2010, and upon its conversion into an ordinary Luxembourg holding company, the Company recorded a special reserve for tax purposes amounting to US$ [amount] billion. The Company expects that its current overall tax burden will not increase and that any potential future dividend distributions out of such special reserve should be exempt from Luxembourg withholding tax.

14.	In future filings, please include the amounts for the line item, Result for discontinued operations attributable to equity holders. Please refer to paragraph 70(a) of IAS 33 for guidance.
R:	In response to the Staff’s comment, the Company confirms that, in future filings, it will include the amounts for the line item “Result for discontinued operations attributable to equity holders.”
15.	In future filings, please disclose the components of cash and cash equivalents for each period presented. Please refer to paragraph 45 of IAS 7 and Appendix A of IAS 7 for guidance.
R:	The Company acknowledges the Staff’s comment and confirms to the Staff that in future filings it will disclose the components of cash and cash equivalents for each period presented.
16.
In future filings, please disclose the amount of available borrowings under your current credit facilities without violating any covenants. This disclosure will allow investors to better understand your liquidity position. If you have no availability without violating covenants, please disclose this fact.

R:
The Company acknowledges the Staff’s comment and confirms that in the event the Company has available unused borrowings in a material amount under any credit facility, the Company will disclose in future filings, as appropriate, (i) the amount of available borrowings under such credit facility without violating any covenants; or (ii) the fact that no borrowings are available under such credit facility without violating any covenants.

17.	Please confirm to us that you have no material unrecognized deferred tax assets. Otherwise, please provide the disclosure required by paragraph 81 (e) of IAS 12 in future filings.
R:
In response to the Staff’s comment, the Company confirms that as of December 31, 2009, it had no material unrecognized deferred tax assets. If material, the Company will disclose in future filings the amount (and expiry date, if any) of unrecognized deferred tax assets.

18.
In future filings, please separately present the amount of additional provisions made during the year and the amount of unused provisions that were reversed during the period. Please also address this comment in Note 24 for your current provisions. Please refer to paragraphs 84(b) and 84(d) of IAS 37 for guidance.

R:
In response to the Staff’s comment, the Company informs the Staff that there were no material reversals during the years presented. The Company respectfully directs the Staff’s attention to the Company’s letter to the Staff, dated November 9, 2006, (response #18), where it advised the Staff that it included additions and reversals of allowances and provisions in the same line, as opposed to separately, because the Company calculated the total amount of allowances and provisions at period-end, and confirmed that any reversal that the Company determined to be material would be disclosed separately. Consistent with its undertaking in the November 2006 letter, the Company confirms to the Staff that, if and when a significant event that affects these estimates occurs, it will separately present the amount of additional provisions made during the period and the amount of unused provisions that were reversed during the period.

19.
In future filings, please address whether the resolution of pending litigation will result in amounts that could be material to your cash flows in addition to your financial position and results of operations.

R:
The Company acknowledges the Staff’s comment and confirms to the Staff that in future filings it will disclose whether the resolution of pending litigation will result in amounts that could be material to its cash flows in addition to its financial position and results of operations.

20.
Please disclose the components of the line item, other, including currency translation adjustment, within the operating activities category for each period presented. Otherwise, please disclose that all of the components within this line item are immaterial to net cash provided by operating activities for each period presented.

R:
The Company acknowledges the Staff’s comment and confirms that, in future filings, the Company will, as appropriate, (i) disclose the components of the line item “other, including currency translation adjustment,” within the operating activities category for each period presented, or (ii) disclose that all of the components of the line item “other, including currency translation adjustment” are immaterial to net cash provided by operating activities for each period presented.

21.
In future filings, please disclose the carrying value of the Venezuelan companies assets that were recognized in your consolidated balance sheets prior to the loss of control. Please also provide investors with an understanding of how you determined the value of the anticipated payments by the Venezuelan government and/or its appointed entities, to the extent a final agreement has not been reached. This disclosure will allow investors to better understand any uncertainties regarding the value to be received for the Venezuelan companies.

R:
The Company respectfully directs the Staff’s attention to its Consolidated Statement of Financial Position, specifically to the “Available for sale assets” line for a total amount of $21.6 million as of December 31, 2009, where it discloses the book value of its Venezuelan companies’ assets prior to the loss of control thereof. The Company further advises the Staff that the Company records its interest in its Venezuelan companies at its book value at June 30, 2009, prior to the loss of control and not at fair value, as the variability in the range of fair value estimates is significant and the probabilities of the various estimates within that range cannot be reasonably assessed, following the guidance set forth by paragraph 46(c), AG80 and AG81 of IAS 39.

* * * * *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. In addition, the Company acknowledges that the Staff’s comments or changes to the Company’s disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Company’s filings and that the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions relating to this letter, please feel free to call Robert S. Risoleo of Sullivan & Cromwell LLP at (202) 956-7510. He may also be reached by facsimile at (202) 956-6974 and by e-mail at risoleor@sullcrom.com.
Very truly yours,
/s/ Ricardo Soler
Ricardo Soler
Chief Financial Officer

cc:	Tracey Houser
Jeanne Baker
(Securities and Exchange Commission)

Diego Niebuhr
(PricewaterhouseCoopers)

Cristian J. P. Mitrani
Diego E. Parise
(Mitrani, Caballero, Rosso Alba, Francia, Ojam & Ruiz Moreno Abogados)

Robert S. Risoleo
(Sullivan & Cromwell LLP)